Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION

The undersigned certify that:

1.	They are the president and the secretary, respectively, of SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION, a California corporation (the “Corporation”).

2.	The first paragraph of Article III of the Articles of Incorporation of this Corporation is amended to read as follows:

The total number of shares of stock that the Corporation shall have authority to issue is 110,000,000 shares consisting of 100,000,000 shares of common stock, par value $0.001 per share ("Common Stock") and 10,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock").

The Corporation shall affect a one for fifteen (1:15) “Reverse Stock Split” of the Corporation’s outstanding shares of Common Stock.  Therefore, for each issued and outstanding fifteen (15) shares of Common Stock, such shares will convert into one share of Common Stock.  The aforementioned Reverse Stock Split shall not affect the number of authorized shares of Common and Preferred stock of the Corporation as provided above.

3.	The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.
The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 221,827,128. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:	January 19, 2012
/s/ Robert Glaser
Robert Glaser, President

/s/ Keith Morlock
Keith Morlock, Secretary